QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.9

EXPENSES

        The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the "Issuer") in connection with the issuance and sale of the 5.125% Global Notes Series QE due November 14, 2016 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	105,930
Printing and engraving fees and expenses		13,000
Legal fees and expenses		85,000
Fiscal Agent and registrar fees and expenses		10,000
Rating fees and expenses		9,000
Blue sky fees and expenses		5,000
Reimbursement of Underwriters' expenses		90,000

	U.S.$	317,930

QuickLinks

EXPENSES